Exhibit 1.01

Original: in the Dutch language

Sworn Translation

ICOS VISION SYSTEMS CORPORATION

in short “IVSC”

Public Limited Company

Registered Office: 3001 Heverlee,

Esperantolaan 8

Trade Register Leuven No. 80.817.

Value Added Tax No. BE 438.068.826

COORDINATION OF THE BY-LAWS AS OF DECEMBER 16, 2004

Company incorporated through an instrument drawn up by Notary Public Jean-Philippe Lagae in Brussels on twenty-seventh July nineteen hundred eighty-nine published in the Appendix to the Belgian Official Gazette of next twenty-second August, under No. 890822-124.

Of which the by-laws were amended several times as a consequence of:

•	record from Notary Public Jean-Philippe Lagae in Brussels, dated 6 October 1989, B.S. number 891108-215

•	record from Notary Public Jean-Philippe Lagae in Brussels, on 23 November 1989, B.S. number 891223-722

•	record from Notary Public Jean-Philippe Lagae in Brussels, on 8 June 1990, B.S. number 900706-344

•	record from Notary Public Jean-Philippe Lagae in Brussels, on 1 February 1991, B.S. number 910227-284

•	record from Notary Public Jean-Philippe Lagae in Brussels, on 26 February 1992, B.S. number 920328-238

•	record from Notary Public Jean-Philippe Lagae in Brussels, on 26 February 1992, B.S. number 920325-319

•	record from Notary Public Jean-Philippe Lagae in Brussels, on 29 December 1992, B.S. number 930129-615

•	record from Notary Public Jean-Philippe Lagae in Brussels, on 28 September 1993, whereof a copy has been filed, B.S. 940202-253

•	record from Notary Public Jean-Philippe Lagae in Brussels, on 30 December 1993, B.S. number 940202-253

•	record from Notary Public Thomas Boes in Heverlee, on 15 June 1994, B.S. number 940715-69

•	record from Notary Public Thomas Boes in Heverlee, on 19 June 1996, B.S. number 960717-558

•	record from Notary Public Charles Jansen, in Leuven, on 13 May 1997.

•	record from Notary Public Charles Jansen, in Leuven, on 2 June 1997, B.S. number 970626-263

•	record from Notary Public Guy Jansen, in Leuven, replacing his colleague Notary Public Jean-Philippe Lagae, in Brussels, on 17 October 1997, published in the Appendix to the Belgian Official Gazette of 15 November 1997, under number 971115-42.

•	records from Notary Public Jean-Philippe Lagae in Brussels, on 10 December 1997, and Notary Public Hugo Kuijpers, in Heverlee, on 15 December 1997, published in the Appendices to the Belgian Official Gazette of 8 January 1998, under number 980108-810.

•	records from Notary Public Jean-Philippe LAGAE in Brussels, of 10 December 1997 and 12 January 1998, published in the Appendices to the Belgian Official Gazette of next thirty-first January, under number 980131-439.

•	record from Notary Public Jean-Philippe LAGAE in Brussels, on 23 July 1998, published in the Appendices to the Belgian Official Gazette of next nineteenth August under number 980819-519.

•	record from Notary Public Thomas BOES, in Heverlee, replacing his colleague, Notary Public Jean-Philippe Lagae, in Brussels, on 5 June 2002, published in the Appendices to the Belgian Official Gazette of next July ninth, under number 20020709-604.

•	record from Notary Public Christian MAES, in Leuven, replacing his colleague, Notary Public Jean-Philippe Lagae, in Brussels, on 3 June 2003, published in the Appendices to the Belgian Official Gazette of June 26, 2003, under number 03071629.

•	records from Notary Public Jean-Philippe Lagae in Brussels, on June 4, 2004, published in the Appendices to the Belgian Official Gazette of June 24, 2004, under number 04093154.

•	records from Notary Public Jean-Philippe Lagae in Brussels, on December 16, 2004 filed for publication.

TITLE ONE: NATURE OF THE COMPANY

ARTICLE 1: FORM AND DENOMINATION

The Company has the form of a public limited liability company that makes or has made a public call on saving funds. Its denomination is: “ICOS Vision Systems Corporation”, in short “IVSC”. These denominations can be used jointly or separately.

ARTICLE 2: REGISTERED OFFICE

The registered office is established at 3001 Heverlee, Esperantolaan 8.

It may be moved to any other place through mere resolution of the Board of Directors.

The Company can, through mere resolution of the Board of Directors, establish, in Belgium or abroad, subsidiaries, branch offices, places of business, administrative offices, representations, agencies and warehouses.

ARTICLE 3 - CORPORATE OBJECT

The Company has as main object:

a)

the acquisition of participations in any form whatsoever in both Belgian and foreign commercial, industrial and financial undertakings, the management, as well as the realization of these participations, the acquisition by participation, subscription, purchase, option or any other means, of any shares, bonds, stock and securities. The Company has especially as object to hold shares representing at least eighty percent (80%) of the registered capital of the public limited company ICOS Vision Systems NV, inscribed in the Trade Register in Leuven under number 69.399.

b)	the management and supervision of any companies and undertakings no matter the nature.

c)	the engineering, development, research, commercialisation, representation, provision of services relating to any real estate, material, machines and tooling.

d)	the supply of advices, performance of studies, preparation and launching of organisation systems, implementation of systems for data processing and all techniques in relationship with the technical, administrative, economic and general administration of companies.

e)	the acquisition, operation or assignment of any patents, trademarks, licenses and intellectual rights.

f)	the acquisition by purchase or in any case sale, exchange, improvement, fitting, renovation, charging with, disposing of, making productive, rental and hiring, leasing of any real estate, generally speaking all real estate operations.

g)	it can perform any commercial, industrial, financial, personal and real transactions in direct or indirect relationship with its object.

The company can at any time participate in all businesses, undertakings or companies with a same, analogous, similar or related object or conducive to the development of its business, procurement of raw materials or making the sale of its products easier.

ARTICLE 4: TERM

The Company is founded for an undetermined duration as of twenty-seventh July one thousand nine hundred eighty-nine.

It can be wound-up by resolution of the General Meeting deliberating consistent with the provisions ruling for a change of the by-laws.

TITLE TWO: CORPORATE FUNDS

ARTICLE 5: SUBSCRIBED CAPITAL

The capital amounts to three million six hundred sixty-six thousand seven hundred and three EUR fifty-three cents (EUR 3,666,703.53), represented by ten million five hundred and twenty-seven thousand three hundred and ten (10,527,310) shares, without nominal value, whereby each share represents one ten million five hundred and twenty-seven thousand three hundred and tenth of the capital.

ARTICLE 6: SUBSCRIPTION – PAYING UP IN FULL

Upon incorporation of the company the capital was fixed to two million one hundred and two thousand six hundred sixty-three francs (2,102,663,-), represented by three hundred fifty-nine shares (359) without nominal value, paid up in full.

The extraordinary general meeting of sixth October one thousand nine hundred eighty-nine has through successive increases of capital, raised the capital to ninety-six million one hundred seventy thousand three hundred forty-seven francs (96,170,347,-), through creation of thirteen thousand eight hundred ninety-eight shares. Besides five thousand eighty-eight dividend shares in the profit A, two thousand three hundred fourteen dividend shares in the profit B, five hundred dividend shares in the profit C and eight thousand five hundred seventy-one dividend shares in the profit D have been created.

The extraordinary general meeting of the twenty-third November one thousand nine hundred eighty-nine has decided to increase the capital by fifty-three million five hundred fifty thousand (53,550,000,-) francs, with creation of seven thousand six hundred fifty (7,650) shares, paid up in full by a contribution in cash. Seven thousand six hundred fifty dividend shares in the profit D have been allocated to the subscriber to these shares.

Besides one hundred eighty-one dividend shares in the profit F and six hundred dividend shares in the profit B have been created as well as two thousand eight hundred fifty-seven dividend shares in the profit A replaced by two thousand five hundred eighty-two dividend shares in the profit E and two hundred seventy-five dividend shares in the profit A.

The Board of Directors of eighth June nineteen hundred ninety has verified the realization of an increase of capital to one hundred fifty-three million four hundred seventy-six thousand eight hundred forty-seven francs (153,476,847,-), through exercise of five hundred subscription rights C that were converted into five hundred capital shares. The dividend shares in the profit C were so converted into dividend shares in the profit A.

The extraordinary general meeting of eighth June nineteen hundred ninety has decided to decrease the capital by hundred forty-three million one thousand four hundred seventy-four francs (143,001,474,-) through reimbursement to the shareholders. The same meeting decided to suppress the dividend shares in the profit D and to convert the dividend shares in the profit E into dividend shares in the profit A.

The extraordinary general meeting of first February nineteen hundred ninety-one has decided to increase the capital by twenty million seven hundred ninety-two thousand francs (20,792,000,-) to raise it from ten million four hundred seventy-five thousand three hundred seventy-three francs (10,475,373,-) to thirty-one million two hundred sixty-seven thousand three hundred seventy-three francs (31,267,373,-), through creation of five thousand one hundred ninety-eight shares (5,198) enjoying the same duties and advantages as the existing shares, all paid up in full by a payment in cash.

The board of directors of twenty-sixth February nineteen hundred ninety-two has verified the increase of capital to thirty-three million four hundred sixty-five thousand three hundred seventy-three francs, realized by the exercise of three hundred fourteen subscription rights B that were converted into as many capital shares.

The extraordinary general meeting of twenty-sixth February nineteen hundred ninety-two has decided to suppress all types of dividend shares in the profit. The subscription rights B continue however to exist.

The extraordinary general meeting of twenty-ninth December nineteen hundred ninety-two has decided:

•	to reduce the capital by fourteen million six hundred eighty-nine thousand three hundred eighty (14,689,380,-) francs through paying off the losses.

•	to increase the capital by fourteen million francs (14,000,000,-), through exercise of two thousand (2,000) subscription rights B.

•	to reduce the capital by fifteen million three hundred and one thousand five hundred thirty francs, (15,301,530,-) through the destruction of one thousand two hundred thirty-three (1,233) shares, of which the Company has become the owner.

•	to increase the capital by seventy-six million eleven thousand two hundred fifty (76,011,250,-) francs by contribution in cash and creation of six thousand one hundred twenty-five (6,125) shares.

The extraordinary general meeting of twenty-eighth September nineteen hundred ninety-three has decided to buy in one thousand one hundred seventy shares; these shares have been immediately destroyed.

The extraordinary general meeting of fifteenth June nineteen hundred ninety-four has decided to buy in two thousand three hundred thirty (2,330) shares; these shares have been immediately destroyed.

The extraordinary general meeting of thirteenth May nineteen hundred ninety-seven has decided:

•	to split the Company shares, whereby one existing share is split into one hundred (100) new shares;

•	to increase the registered capital of the Company by means of a contribution in cash, by an amount of seven million seven hundred thousand eight hundred fifteen (7,700,815) francs, to raise it from ninety-three million four hundred eighty-five thousand seven hundred thirteen (93,485,713) francs to one hundred and one million one hundred eighty-six thousand five hundred twenty-eight (101,186,528) francs through issue of two hundred fifty-seven thousand nine hundred twenty-two (257,922) new shares, paid-up in full.

The difference between the value of the contribution and the amount of the increase of capital, namely eighteen million eight hundred seventy-nine thousand five hundred twenty-five (18,879,525) francs, was allocated to an unavailable issue premium.

The increase of capital decided by the second extraordinary general meeting of thirteenth May nineteen hundred ninety-seven was realized to the extent of fifteen million four hundred seventy-six thousand five hundred eighty-seven francs (15,476,587.-), so that the registered capital was raised from one hundred and one million one hundred eighty-six thousand five hundred twenty-eight francs

(101,186,528.) to one hundred sixteen million six hundred sixty-three thousand one hundred fifteen francs (116,663,115.-) through issue of five hundred eighteen thousand three hundred fifty-four (518,354) new shares paid up in full by a non pecuniary contribution. The difference between the value of the contribution and the amount of the increase of capital, namely thirty-seven million nine hundred forty-two thousand seven hundred sixty-four francs (37,942,764.-) was allocated to an unavailable issue premium.

The extraordinary general meeting of seventeenth October nineteen hundred ninety-seven has split the shares of the company, whereby one existing share was split into two point one hundred twenty-five (2.125) new shares.

Making use of the authorised capital, the Board of Directors has as a consequence of the records of tenth and fifteenth December nineteen hundred ninety-seven, increased the registered capital by twenty-five million eight hundred fifty-two thousand seven hundred thirty-six francs (25,852,736.-), so that the registered capital was raised from one hundred sixteen million six hundred sixty-three thousand one hundred fifteen francs (116,663,115) to one hundred forty-two million five hundred fifteen thousand eight hundred fifty-one francs (142,515,851) through issue of one million eight hundred forty thousand (1,840,000) new shares that were paid up in full in cash. The difference between the price and the bookkeeping par of the shares, namely six hundred forty-four million four hundred fifty-nine thousand two hundred sixty-four (644,459,264.-) francs, was allocated to an unavailable reserve account.

Making use of the authorised capital, the Board of Directors has as a consequence of records of tenth December nineteen hundred ninety-seven and twelfth January nineteen hundred ninety-eight, raised the registered capital by three million eight hundred seventy-seven thousand nine hundred and ten point four (3,877,910.4) francs, so that the registered capital was raised from one hundred forty-two million five hundred fifteen thousand eight hundred fifty-one (142,515,851) francs to one hundred forty-six million three hundred ninety-three thousand seven hundred sixty-one point four (146,393,761.4) francs, by the issue of two hundred seventy-six thousand (276,000) shares paid up in full in cash. The difference between the price and the bookkeeping par of the shares, namely ninety-nine million nine hundred eighty thousand eight hundred eighty-nine point six francs (99,980,889.6) was allocated to an unavailable reserve account.

Making use of the authorised capital, the board of directors has as a consequence of record of twenty-third July nineteen hundred ninety-eight, increased the capital by one million two hundred forty-five thousand three hundred seventy-two francs ninety centimes (1,245,372.9), so that the registered capital was raised from one hundred forty-seven million three hundred ninety-three thousand seven hundred sixty-one francs forty centimes, to one hundred forty-seven million six hundred thirty-nine thousand one hundred thirty-four francs thirty centimes (147,639,134.3), through the issue of eighty-eight thousand six hundred thirty-six (88,636) shares that were paid up in full by a non pecuniary contribution. The difference between the conventional value of the contribution and the amount of the increase of capital, namely seventy-two million three hundred forty-four thousand six hundred sixty-six francs ten centimes, (72,344,666.1) was allocated to an unavailable reserve account.

After conversion in euro the capital amounted to three million six hundred fifty-nine thousand eight hundred seventy-eight euro fifty-tree cents (EUR 3,659,878.53).

By an instrument of fourth June two thousand and four, it was verified that as a consequence of the exercise of sixteen thousand (16,000) staff share options, the capital had been increased by five thousand six hundred EUR (EUR 5,600.00) through the issue of sixteen thousand (16,000) shares, and was so raised to three million six hundred sixty-five thousand four hundred seventy-eight EUR fifty-three cents (EUR 3,665,478.53).

By an instrument of sixteenth December two thousand and four, it was verified that as a consequence of the exercice of three thousand five hundred (3,500) staff share options, the capital had been increased by thousand two hundred twenty-five EUR (EUR 1,225.00), through the issue of three thousand five hundred (3,500) shares, and was so raised to three million six hundred sixty-six thousand seven hundred and three EUR fifty-three cents (EUR 3,666,703.53).

ARTICLE 7: AUTHORISED CAPITAL

The Board of Directors is authorised to increase the capital during a period of five (5) years as of the publication of the modification of by-laws decided by the extraordinary general meeting called to this end on fifth June two thousand and two, in one or several times, by maximum three million six hundred fifty-nine thousand eight hundred seventy-eight euro fifty-three cents (3,659,878.53 EUR) (exclusive of a possible issue premium) through contribution in kind or in cash or conversion of the reserves, including the profit carried forward, issue premiums and revaluation surplus values.

The authorisation is renewable.

This authorisation can be used under the conditions provided in the special report of the board of directors. The increases of capital can take place through (i) the issue of shares, (ii) the issue of warrants or options entitling to subscribe to shares, or (iii) the issue of convertible debentures.

Issue premiums if any will be booked on an unavailable account that like the registered capital, constitutes the guarantee of third people and can only be reduced or booked away through a new decision of the general meeting taken according to the rules applicable for the reduction of capital.

The Board is so granted the power to limit or suppress the shareholders’ priority rights relating to this (these) increase(s) of capital, possibly in favour of one or more specific people whether or not members of the staff of the Company or of its subsidiaries.

ARTICLE 8: CALL FOR FUNDS

The board of directors decides independently on the call for funds.

Any called payment is charged to all shares held by the shareholder. The board of directors may authorise the shareholders to pay off their shares early. In this case it fixes the conditions at which early payments are allowed.

The shareholder who fails after a summons notified to him by registered letter with one month notice, to carry out the payment, will owe the Company an interest calculated on the basis of the legal interest rate, as of the date the payment is due.

The Board may furthermore, after a second notice remained unanswered for one month, declare the foreclosure of the shareholder’s rights and cause the shares to be sold at the Stock Exchange by a stockbroker appointed by it, without prejudice to the right to claim the balance due as well as damages, if any.

The net proceeds of the sale are charged to the amount still due by the summoned shareholder, whereby the latter remains bound to the difference or enjoys possibly the rest.

The exercise of the voting right associated to the shares on which the payments are not carried out, is suspended until such payments regularly called and due, are performed.

ARTICLE 9 : REPAYMENT OF CAPITAL

The registered capital can be repaid without being reduced through reimbursement to the shares representing that capital of part of the profit to be distributed pursuant to article 617 of the Companies Code.

ARTICLE 10: REDUCTION OF CAPITAL AND PURCHASING OF OWN SHARES

Reduction of capital and purchasing of own shares of the Company can be decided consistent with the legal provisions in force.

TITLE III: THE SHARES AND THEIR ASSIGNMENT

ARTICLE 11: NATURE AND ASSIGNABILITY OF THE SHARES

1.	The shares of the company are registered ones.

2.	The shares of the company can be negotiated freely.

3.	The assignment of the registered shares can be opposed vis-à-vis the Company and third parties through their inscription in the register of shares. The register of shares should in this case be signed by the assignor and the assignee or by their authorised agents. It is up to the company to recognise and inscribe in the register an assignment of which it finds the evidence in any vouchers presented to it and from which the consent of both the assignor and assignee results. In that case the inscription of the assignment will be signed by at least two directors or by their authorised representatives, whereby the directors’ signatures can be replaced by signature stamps.

4.	The Company or any other person regularly authorised thereto, will accept the inscription of the assignment upon presentation of duly filled-in statement of assignment containing a written proxy to the company for registration of the assignment and signed at least by the assignor.

ARTICLE 12:

When a person or entity (hereinafter called “majority shareholder”), after thirteen May nineteen hundred ninety-seven, regardless of whether he was a shareholder during the period preceding the acquisition of a majority interest (such as defined below), acquires directly or indirectly in on or more operations, alone or in joint consultation with others, shares of the Company or contractual or other rights of subscription to, acquisition of or conversion into said shares, and as a consequence thereof, alone or joint with the people with whom he acts in joint consultation, can bring out more than fifty percent (50%) of the votes at the general meeting on account of his shares or of contractual or other rights of subscription to, acquisition of or conversion into shares of the Company, he is bound to inform the board of directors thereof immediately by registered letter, and to offer to shareholders not involved in the acquisition of the majority interest, without delay and without condition, the opportunity to assign all the shares held by them in the Company or contractual or other rights of subscription to, acquisition of or conversion into said shares to the majority shareholder:

•	against payment of the same price or offer of the same thing in return, when the majority interest is acquired in one operation;

•	against payment of a price at least equal to the highest price or offer of the highest thing in return the majority shareholder has offered for the acquisition of the shares of the Company or contractual or other rights of subscription to, acquisition of or conversion into said shares of the Company in the twelve months preceding the acquisition of the majority interest, when such majority interest is acquired in various transactions.

The majority shareholder is bound to offer the other shareholders the opportunity to assign to him all shares of the Company or contractual or other rights of subscription to, acquisition of or conversion into such shares in their possession by a public offer of purchase notified consistent with the provisions of the Royal Decree of eighth November nineteen hundred eighty-nine on public offers of purchase and changes of control in companies.

The obligations imposed by the first and second paragraph of this article are not applicable to the company existing and incorporated consistent with US law “CeDe & Co.” or on companies carrying on the same activity.

ARTICLE 13 : INDIVISIBILITY OF THE SHARES

The shares are indivisible and the Company recognises only one owner per share.

If there are several owners of one share, the Company can suspend the exercise of the rights associated thereto until only one person has been appointed as owner of the share towards the Company.

This provision does not harm the right of the company existing and incorporated consistent with the US law CeDe & Co., or companies carrying on a same activity, to hold shares on behalf and for the account of third people.

ARTICLE 14: RIGHTFUL CLAIMANTS

The rights and obligations associated to a share follow it in whatever hands they can go.

A shareholder’s debtors or heirs may not, under any pretext, claim the partition or auction of the property and values of the company nor mix up in any way in its management.

For the exercise of their rights, they will have to comply with the annual accounts and the decisions of the general meeting.

ARTICLE 15 : DEBENTURES

The Company may at all time issue mortgage or other coupons or debentures by simple decision of the Board of Directors fixing the conditions of the issue.

The bearer’s coupons or debentures are validly signed by two directors. The signatures can be replaced by signature stamps.

TITLE FOUR: ADMINISTRATION AND CONTROL

ARTICLE 16 : COMPOSITION OF THE BOARD OF DIRECTORS

The Company is administered by a Board comprising at least three members whether or not shareholders, appointed for six years as a maximum by the General Meeting. At least half of the members of the board of directors are elected from a list of candidates proposed, after mutual consultation, by the shareholders comprising the management of the Company or of NV ICOS Vision Systems or dealing with the daily management of a subsidiary of the Company or of NV ICOS Vision Systems. The general meeting can at any time revoke a director. Outgoing directors can be re-elected.

Furthermore one director will be elected on a list of candidates proposed by Mr. Jos Verjans. This right of proposal is assignable among shareholders, can only be exercised by a shareholder and comes to nought upon Mr. Jos Verjans’ death.

Each shareholder or group of shareholders wishing to propose a person or entity for designation as member of the board of directors is bound as far as such candidate(s) is/are concerned, to provide for each candidate the following information in writing to the board of directors at least fifteen days prior to the date of the general meeting:

•	full name, occupation (in case of a legal entity: denomination and legal form);

•	domicile or registered office;

•	place and date of birth or date of incorporation;

•	list of all current and past occupations and functions;

•	list of all participations and interests held by the candidate during the last five years in companies, associations or other entities;

•	list of terms of office held by the candidate during the last five years in companies, association or other entities;

•	confirmation that the candidate was never found guilty of any offence and that the candidate was never declared insolvent or bankrupt.

The term of office of non re-elected outgoing directors ends immediately after the General Meeting that has proceeded to the new election.

ARTICLE 17 : VACANCIES

When one or several positions of director fall open because of death, dismissal or for any other reason, the remaining directors have the right to fill provisionally the vacancy.

In that case the general meeting proceeds during its next session, to the final designation. The Director appointed in replacement of another under the foregoing conditions, completes the time still to run of his predecessor.

ARTICLE 18 : CHAIRMAN

The Board of Directors may elect a chairman among its members. If the chairman is absent or prevented, the board of directors will appoint one of its members to replace him.

ARTICLE 19 : MEETINGS

The Board of Directors gathers upon convening by its chairman or by the director replacing him, whenever the interest of the Company requires so or at least one director asks for it.

The meetings are held at the place indicated in the notice. Save in urgent cases, the notice will be sent in writing at least one week in advance to each director and will mention the agenda of the meeting. Save in urgent cases, modifications of the agenda will be notified to the directors in writing at least three days before the meeting. Items not mentioned in the agenda can only be dealt with if all members of the board of directors are present or represented and agree unanimously to deal with these new items.

If the other directors agree to it, the members of the board of directors can participate in a meeting of the board through telephone conference or similar communication means, whereby all participants in the meeting can hear each other and talk with each other.

Transactions and decisions of the board of directors can insofar as authorised by law, be made or taken in writing instead of at a meeting, provided all members of the board agree to it, and the relevant documents signed by each member of the board of directors are attached to the minutes.

ARTICLE 20 : CONFLICT OF INTERESTS

The members of the board of directors have to comply with the procedure prescribed by the Companies Code when they have directly or indirectly an interest of a proprietary nature that is clashing with a decision or a transaction belonging to the competence of the board of directors.

ARTICLE 21 : DELIBERATIONS

The Board of Directors can only deliberate and decide validly when at least half of its members are present or validly represented. A director can represent several other members of the board of directors.

The decisions are taken with the majority of the votes. In case of parity of votes, the chairman’s vote is a casting one.

ARTICLE 22: LIMITATION OF SOME TRANSACTIONS

If the board of directors intends:

(i)	to assign all or nearly all assets and/or intellectual property rights of the Company;

(ii)	to assign shares held by the Company in the public limited company ICOS Vision Systems, to the extent the assignment would lead to the Company holding less than eighty percent of the shares of the public limited company ICOS Vision Systems, or

(iii)	to undertake steps aiming at the alienation of all or nearly all assets and/or intellectual property rights of the public limited company ICOS Vision Systems, to or to the benefit of a third person or entity, of which the Company does not hold a majority of the capital either directly or indirectly, it is bound to call an extraordinary general meeting of the shareholders in order to inform the shareholders of this intention. The board can only decide validly (and enforce) the proposed transaction, or can only undertake steps aiming at the alienation of all or nearly all assets and/or intellectual property rights of the public limited company ICOS Vision Systems, if the proposed transaction or steps to be undertaken, are approved at that meeting by at least seventy-five percent (75%) of the votes given at the meeting called to this end. Such extraordinary general meeting can only deliberate and decide validly on the proposed transaction or the measures to be taken, when shareholders representing together at least sixty percent (60%) of the capital of the company are present or represented at the meeting. If that quorum is not reached, the board of directors has to call another meeting that will deliberate validly and decide with the aforementioned majority, regardless of the number of shares present or represented at the meeting.

ARTICLE 23 : MINUTES

The resolutions of the Board of Directors are taken up in minutes entered or inserted in a special register kept at the registered office. The minutes are signed by at least the majority of the members who have participated in the deliberation.

Copies or extracts of these minutes to be produced before the courts or elsewhere are signed by the chairman or by two directors, or also by the managing director.

ARTICLE 24 : POWERS OF THE BOARD

The Board of Directors has the largest powers to perform any acts necessary or useful to achieve the corporate object, save those reserved explicitly to the general meeting by the law.

The Company can hold the directors and members of the management of the Company harmless against any liability on account of the exercise of their function, under conditions that have to be approved by the general meeting of shareholders.

ARTICLE 25 : STEERING COMMITTEE – ADVISORY COMMITTEE – DAILY MANAGEMENT

The Board of Directors may set up within or outside its circle any steering committee of which it determines the competence, the procedure, the conditions for the appointment of the members, their dismissal, the remuneration and the duration of their assignment.

Within the Board of Directors an audit committee is set up for the permanent supervision of the auditor’s finished files. Besides this the Board of Directors may also set up in his midst one or more other advisory committees of which the composition and the assignments will be determined.

The board of directors can delegate or give specific special powers to one or more of its members, or even to third people, whether shareholders or not.

He may also entrust the daily management and representation of the Company as far as said management is concerned, to one or more directors who will then have the title of managing director as well as assign all or part of a specific branch of the corporate business, to one or more managers chosen within or outside its circle, whether shareholders or not. He will fix their powers and remunerations on account of these special assignments. He will revoke them and provide for their replacement, should the case arise.

ARTICLE 26: REMUNERATION

The general meeting can decide if and to which extent the office of director will be remunerated by a fixed or varying compensation charged to the overhead expenses. It fixes the amount of said remuneration.

ARTICLE 27 : CONTROL

The control of the financial condition, annual accounts and regularity of the transactions to be reflected in the annual accounts consistent with the law and by-laws, is entrusted to one or more auditors, members of the “Instituut der Bedrijfsrevisoren” and appointed for a renewable period of three years, by the general meeting.

ARTICLE 28: REMUNERATION

The auditors’ remuneration comprises a fixed amount determined by the General Meeting at the beginning and for the duration of their mission, consistent with article 134 of the Companies Code.

It can be modified with the consent of the parties.

The fulfilment of exceptional activities or special assignments by the auditor can only be remunerated especially insofar as the annual account accounts for their object and for the associated remuneration.

Besides this remuneration, the auditors cannot receive any advantage, in any form whatsoever, from the Company.

The Company is not allowed to grant them loans or advances nor to set up securities for their benefit.

ARTICLE 29 : POWERS OF THE AUDITORS

The auditors have an unlimited power of supervision and control on all transactions of the Company consistent with articles 137, 138, 139, 143 and 144 of the Companies Code.

ARTICLE 30: REPRESENTATION – ACTS AND LEGAL ACTS

The Company is represented in all acts, including those in which a public or departmental official is intervening and before the courts:

•	either by two directors acting jointly;

•	or within the limits of their daily management, by a delegate to said management.

It is also validly bound by special proxies within the limits of their mandates.

TITLE FIVE : GENERAL MEETINGS

ARTICLE 31 : COMPOSITION AND POWERS

The general meeting of shareholder’s comprises all holders of shares and securities with a voting right who appear either in person or by proxy, provided they comply with the legal and statutory provisions.

Insofar as validly held, the general meeting represents all shareholders of the Company. Its decisions are binding on all the shareholders and holders of securities not representing the capital, even those who were absent or of another opinion.

ARTICLE 32 : MEETINGS

The ordinary general meeting is held by right on the second Tuesday of the month of May at eleven a.m.

If that day is a legal holiday, the meeting will be held on the next working day, save it is a Saturday.

The board of directors and the auditors may call special and extraordinary general meetings whenever the interest of the company requires so.

They have to call them upon written request of the shareholders holding together one fifth of the registered capital.

The ordinary general meetings are held at the place indicated in the notice.

The special or extraordinary meetings are held at the place indicated in the notice.

ARTICLE 33 : ADMISSION TO THE MEETING

The right to participate at and to vote in the general meeting is only granted to shareholders related to the shares their holding at midnight on the fifth working day before the scheduled general meeting (this being the registration date). The amount of shares held by each shareholder at the date of registration at midnight will be registered in a by the Board of Directors indicated register. The registration date as well as the procedure how to be registered as shareholder is mentioned in the notice calling for a general meeting.

Furthermore the board of directors can claim that the shareholders wishing to participate in a meeting personally or by a proxy-holder, inform the Company thereof three working days before the date of the meeting.

ARTICLE 34: VOTING PER LETTER

When in the opinion of the board of directors, the agenda for a specific general meeting justifies the use of such a procedure, the board may authorise the shareholders to vote per letter. This authorisation should explicitly be mentioned in the notice to the meeting.

In this case each shareholder can vote per letter through a dated and signed form that will have to mention the following information under penalty of being void:

•	full name, domicile of the natural person/shareholder;

•	legal form, denomination, registered office of the legal entity/shareholder with mention of the identity of the organ or representative casting the vote;

•	items of the agenda on which the vote is given with mention per item of the agenda separately of the mode of voting by the mention of the words: “pro”, “con” or “abstention”.

The shareholder wishing to vote per letter has to bring the evidence that the provisions of article 33 are complied with and should at the latest the third working day before the date of the general meeting, file the voting form referred to above, or send it to the registered office of the Company or the establishments mentioned in the notice.

ARTICLE 35: PUBLICATION OF PARTICIPATIONS

Any natural person or legal entity, or a person tied to it or acting with it by mutual consultation, who acquires shares of the Company or contractual or other rights of subscription to, acquisition of or conversion into such shares of the Company, has to notify this circumstance to the Company and to the Bank and Finance Commission without delay, whereby it will proceed as provided in the provisions of the law of second March nineteen hundred eighty-nine on the publication of such participation in companies listed on the Stock Exchange and regulating public offers and the enforcement decree of tenth May nineteen hundred eighty-nine, of the number of shares or contractual or other rights of subscription to, acquisition of or conversion into such shares it is holding, when the voting rights associated to these securities of the Company or contractual or other rights of subscription to, acquisition of or conversion into such shares reach five percent (5%) or more of the total of the voting rights at the time of occurrence of the circumstances on the basis whereof this publication is mandatory.

This notification is also mandatory in case of additional acquisition of shares or contractual or other rights of subscription to, acquisition of or conversion into such shares of the company when as a consequence thereof the number of voting rights associated to the acquired shares of the Company or contractual or other rights of subscription to, acquisition of or conversion into shares reach ten percent (10%), fifteen percent (15%), twenty percent (20%), etc., each time per steps of five (5) percent-points, of the total number of voting rights at the time of occurrence of the circumstances on the basis of which such notification is mandatory.

This notification is also mandatory upon assignment of shares of the Company or contractual or other rights of subscription to, acquisition or conversion into such shares when as a consequence thereof the voting rights associated to the shares held by the aforementioned people or contractual or other rights of subscription to, acquisition of or conversion into such shares, fall below one of the thresholds referred to in the preceding two sentences.

The penalties other than criminal penalties, worked out in aforementioned law of second March nineteen hundred eighty-nine and its enforcement decrees, are also applicable to the non-compliance of the rules set by this article, regardless of who exercises effectively or wishes to exercise the voting right associated to said shares or contractual or other rights of subscription to, acquisition of or conversion into such shares.

ARTICLE 36 : REPRESENTATION

Each holder of shares can be represented at a general meeting by an authorised agent, whether a shareholder or not.

The board of directors can fix the model of the proxies and claim that these would be filed at the place it will indicated five clear days before the meeting.

Requests to granting of a proxy and public requests to granting of proxies should comply with all requirements set by the Companies Code.

The joint owners and pledgees will cause themselves to be represented respectively by one and the same person. This does not constitute any impediment for the company existing and incorporated consistent with the US law CeDe & Co., or companies with a same activity, to grant proxies (with possibility of substitution).

ARTICLE 37 : BOARD

The chairman of the board of directors or in his absence, the director replacing him will preside the general meeting.

The chairman appoints the secretary.

The meeting elects one or two scrutineers among its members.

The attending directors complete the board.

ARTICLE 38 : ADJOURNMENT

The directors attending the meeting have the right, during the meeting, to adjourn it by three weeks, even if it is not dealing with the deliberation on the annual accounts.

This	adjournment causes the foreclosure of all resolutions taken.

The	second meeting will deliberate over the same agenda.

The formalities fulfilled to participate in the first meeting (filing of shares and proxies) are still valid for the second.

New deposits of shares can take place with a view to the second meeting that will decide definitively.

ARTICLE 39 : DELIBERATIONS

Save the cases provided by Law and in the present by-laws, whatever the number of represented shares at the meeting might be, the decisions will be taken with the majority of the votes.

An attendance list mentioning the shareholder’s name and the number of shares brought to the voting by said shareholder is signed by the shareholder or his proxy-holder prior to participating in the meeting.

The ordinary general meeting can however only deliberate and decide validly if and insofar at least thirty-three point three percent (33.3%) of the capital are represented.

ARTICLE 40 : MINUTES

The minutes of the General Meeting are signed by the members of the board and the shareholders asking for it.

Copies or extracts to be produced before the courts or elsewhere and enforceable copies to be handed over to third parties are signed by two directors or by a managing director.

TITLE SIX : COMPANY RECORDS - ALLOCATION OF PROFIT

ARTICLE 41 : COMPANY RECORDS

The financial year of the Company starts on first January and ends on the thirty-first December.

At this last date, the books and documents are closed and the board of directors draws up an as well as the annual accounts consistent with the Law.

ARTICLE 42 : APPROVAL OF THE ANNUAL ACCOUNTS

The annual meeting hears the annual report and the auditors’ report and deals with the annual accounts.

The directors answer the questions asked to them by the shareholders in relationship with their report or the items of the agenda, insofar as the communication of facts or data is not of a nature to harm seriously the company, the shareholders or the personnel of the Company.

The auditors answer the questions asked to them by the shareholders on their report.

The ordinary general meeting decides on the acceptance of the annual accounts.

After approval of the annual accounts, the meeting pronounces itself by separate voting on the final discharge to be granted to the Directors and Auditors.

This final discharge is valid only insofar as the annual accounts do not contain any omission or false indications hiding the true situation of the Company and, if relating to transactions carried out outside the scope of the by-laws or clashing with the Companies Code, they were specifically mentioned in the notice.

ARTICLE 43 : PUBLICATION OF THE ANNUAL ACCOUNTS

Within thirty days after approval by the meeting, the annual report, the auditor’s report, the annual accounts as well as the documents provided by article 100 of the Companies Code will be filed with the National Bank upon the intervention of the board of directors.

Everybody can consult the annual report at the registered office of the company and upon written request, get a full copy thereof free.

If the company proceeds to an additional full or shortened publication of its annual accounts or of its management report, it will comply with the prescriptions of articles 104 and 105 of the same Code.

ARTICLE 44: DISTRIBUTION

The net profit will be constituted according to the law.

From said net profit, every year, five percent will be withheld and meant for the constitution of a legal reserve fund.

When the latter has reached one tenth of the registered capital, this withholding will stop to be mandatory, it will be resumed when the legal reserve is affected.

The balance of the profit after the aforementioned withholding can be reserved totally or partly or paid out. The balance made payable is distributed on an equal footing among the capital shares.

ARTICLE 45: INTERIM DIVIDENDS

The board of directors will under its own responsibility decide, consistent with article 618 of the Companies Code, to pay out interim dividends and fix the amount and date of payment thereof.

ARTICLE 46 : PAYMENT OF DIVIDENDS

The dividends will be paid at the times and places to be fixed by the board of directors.

All dividends not collected within five years are barred in time after five years and are acquired to the Company.

They are paid in the reserve fund.

TITLE SEVEN: WINDING-UP - LIQUIDATION

ARTICLE 47 : LOSS OF CAPITAL

When as a consequence of a loss incurred, the net assets of the Company have decreased to less than half the registered capital, the General Meeting has to come together within a period of maximum two months after the loss is verified or should the case arise, according to the rules set for a modification of the by-laws, in order to deliberate on the possible winding-up of the company or other measures announced in the agenda.

The Board of Directors accounts for its proposals in a special report made available to the shareholders consistent with the law.

When the net assets have dropped to less than one fourth of the registered capital, the winding-up can be pronounced by one fourth of the votes cast at the meeting.

When the net assets have dropped below the legal minimum capital, each interested party can claim the winding-up of the company from the court that can grant a deadline in order to regularise the situation.

ARTICLE 48: JUNCTION OF ALL SHARES

The fact that all shares are joined in one hand does not have as consequence that the company is wound-up by right or by judicial decision.

If within a deadline of one year, the company is not wound-up, no new shareholder has been taken up or it is not converted into a private limited company, the sole shareholder will be considered as jointly and severally liable for all commitments of the company raised after the junction of all shares.

ARTICLE 49 : LIQUIDATION

Upon winding-up of the Company, for any reason, the general meeting will appoint the liquidators, fix their powers and the liquidation mode.

To this end they have the largest powers provided in articles 186 and following of the Companies Code.

The general meeting fixes, should the case arise, the remunerations of the liquidators.

ARTICLE 50 : LIQUIDATION MEETINGS

Every year the liquidator(s) present(s) to the general meeting the results of the liquidation with indication of the causes whereby the termination thereof could not take place. They comply with articles 193 and 92 of the Company Code relating to the drawing up and filing of the annual account.

The meetings gather upon calling together and under the chairmanship of a liquidator consistent with the provisions of the by-laws.

They keep the power to modify the by-laws.

At the first meeting following their appointment, the liquidators will have to put the meeting in state to decide on the discharge to be given to the last directors and auditors.

ARTICLE 51: DISTRIBUTION

After payment of all debts, charges and costs of the liquidation or consignment of all the amounts necessary to this end, the net assets are used first to reimburse the amount paid-up but not repaid of the shares, in shares or in cash.

If all shares are not paid up to the same extent, the liquidators will, before proceeding to the reimbursement, take this difference of situation into account and restore the balance by putting all shares on an equal footing either through additional payments for the shares paid up insufficiently or through previous reimbursement in cash to the profit of the shares paid up to a greater extent.

The balance is distributed proportionally among all shares.

In case of repayment of the capital, the owners of the reimbursed par shares are no longer entitled to any reimbursement in the subscribed capital.

TITLE EIGHT: GENERAL PROVISIONS

ARTICLE 52 : JURISDICTION

For all disputes between the Company, its shareholders, debenture-holders, holders of other securities of the Company, directors, auditors, members of committees set up by the board of directors consistent with article 25 of the by-laws and liquidators relating to the Company business, the performance of these by-laws and the application of the Companies Code, exclusive jurisdiction is granted to the courts of the registered office of the Company. The company can however explicitly waive the jurisdiction of the courts of the registered office.

ARTICLE 53: ELECTION OF DOMICILE

The shareholders, auditors, liquidators and members of committees set up by the board of directors consistent with article 25 of the by-laws, living abroad and not having elected domicile abroad, duly notified to the Company, are considered to have elected domicile at the registered office, where all summons and other acts relating to the Company business, performance of these by-laws and application of the Companies Code, can be validly served to them or brought to their cognisance, while the Company has no obligation other than keeping them at the disposal of the addressees.

ARTICLE 54 : COMMON LAW

The Parties declare to comply fully with the Companies Code.

Consequently, the Code’s legal provisions of which would be deviated in a non authorized manner, are considered as being incorporated in these by-laws while the clauses in contradiction with the mandatory legal provisions of this Code are considered as not having been written.

AUTHENTICATED TO BE TRUE